Our Company

Mobodexter , Inc. was incorporated under the laws of Delaware on November 22, 2013. Our principal executive offices are located at 616 Corporate Way, Suite 2-6564, Valley Cottage, NY 10989. Mobodexter , Inc. is a company dedicated to providing software for IoT companies to build and launch.   Nest and Sonos were the tip of the iceberg — connected devices or Internet of Things has emerged as the next frontier of technology to make our lives better by seamlessly connecting humans to our environment. Our platform is ready - we've already partnered with Amazon for robust cloud storage and Intel, Qualcomm, Advantech and Microsoft to simplify IoT hardware. This industry is about to explode and Mobodexter will be the backend software that powers an entire connected hardware revolution.

Mobodexter makes it simple for Internet of Things companies to build and launch. We handle all the complicated backend software so teams can focus on beautiful products. Just as Amazon Web Services supports millions of websites, Mobodexter will be the out-of-the-box foundation that powers the entire IoT industry. Eventually every smart lightbulb, thermostat, Bluetooth and Wi-Fi device will rest on our Paasmer software. Mobodexter is the foundation of a connected future that's only just begun. Don't make the mistake of underestimating the Internet of Things and its radical effect on business. Companies like UPS, Boeing, GM and Starbucks (to name a few) are all embracing IoT, yet the current strategy to build backend IoT software in house stifles innovation and costs companies huge profits in the long run. They need an end-to-end solution to make it simple to launch new products without the headache of complicated backend systems.

The MoboDexter team has developed the flexible and versatile software that ties it all together and makes it simple for companies to focus on real innovation and not just the costly foundational infrastructure. In the long term, PAASMER's goal is to enable Artificial intelligence so that Things can act with their own intelligence in the best interest of the user. MoboDexter has arrived at the perfect time just when the IoT industry is about to hit exponential growth. This is an incredible value proposition and opportunity for their investors.

Our revenue generation comes from three different streams: 1) Professional & Consultancy services to build the solution. 2) Licensing fees on the gateway OS 3) Subscription fees on the cloud. We expect the services component to be higher in the initial phases and then taper down as we engage more partners to enable our clients.

Milestones

MOBODEXTER INC was incorporated in the State of Delaware in November 2013.

Since then, we have:

- We recently signed on to help build the Smart City project in Belgium, a project valued at $100 Million that includes IoT & drones.
- We've grown our revenue to 3-5x our 2016 base in Q1 & Q2 of this year and are optimistic to close the year with 10x to 15x of our 2016 revenue base, allowing us to target a possible breakeven soon.
- Our Platform's unique innovations are in IoT Edge with Analytics, Machine Learning & AI; IoT Security with TOR & Blockchain.
- Our Edge software availability for drones and the recent demo of our drone on Blockchain has gained us industrial, medical and drone delivery projects.
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Historical Results of Operations

Our company was organized in November 2013 and has limited operations upon which prospective investors may base an evaluation of its performance.
- *Revenues & Gross Margin.* For the period ended December 31, 2016, the Company had revenues of $124,657 compared to the year ended December 31, 2015, when the Company had revenues of $205,606. Our gross margin was 100.0% in fiscal year 2016, compared to 100.0% in 2015 due to zero cost of sales as listed in our financials.
- *Assets.* As of December 31, 2016, the Company had total assets of $127,192, including $127,192 in cash. As of December 31, 2015, the Company had $48,382 in total assets, including $24,475 in cash.
- *Net Loss.* The Company has had net losses of $160,907 and net losses of $75,996 for the fiscal years ended December 31, 2016 and December 31, 2015, respectively.
- The Company has had long and short-term debt totaling $33,535 and $175,744 for the fiscal years ended December 31, 2016 and December 31, 2015, respectively.

Expenses have risen dramatically this year as we invest in R+D and improve the technology.

Liquidity & Capital Resources

To-date, the company has been financed with $266,641 in safes. 523,188 shares were marked for Wefunder SAFE 2016 at beginning of this year. We don't actually know the exact number of shares that will be issued for these investors. The financial statements list 523,188 shares issued and earmarked for these investors as a result. As we started this year with $1 share price at $20 Million valuation, investors who invested in Wefunder at $10 Million cap. get 2 shares per $1 invested and investors invested at $15 Million cap. get 1.5 shares per $1 invested. There is no unrelated party allocation here.

This has given additional cash flow to fund additional head-counts, expand operational geography and position us for possible higher revenue growth as we move to execute on our smart city project in 2018.

We are growing our revenue on a monthly basis. We also have a major client moving into production that will increase our revenue numbers for the next 3-4 months significantly. Hence our Q4 revenue booking could be expected to be higher than all our previous quarters in this year.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital. Our expenses will increase if we raise capital over the next 3-6 months as set forth in this Form C under "Use of Funds." If the Wefunder round is not successful, we will continue operating in a constrained way, and lower expenses to bring the company to break even.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

We have recently filed Form 1-A with the intent to open a Regulation A fundraise in the near future. We will be selling common stock in this fundraise.

Cash in Hand, Burn Rate, Short/Mid Term Expenses

MOBODEXTER INC cash in hand is $15,000, as of October 2017. Over the last three months, revenues have averaged $75,000/month and expenses $80,000/month, for an average burn rate of -$5,000 per month. If we raise capital expenses will continue at approximately $80,000/month. If we fail to raise sufficient financing we will reduce spending on R+D and overhead to extend runway indefinitely.